NO ACT

PE
12-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005709

February 7, 2011

Gregory K. Palm
Executive Vice President
General Counsel
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-7-11

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 20, 2010

Dear Mr. Palm:

This is in response to your letter dated December 20, 2010 concerning the shareholder proposal submitted to Goldman Sachs by The National Center for Public Policy Research. We also received a letter from the proponent on January 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Amy Ridenour
President
The National Center for Public Policy Research
501 Capitol Ct, NE
Washington, DC 20002

February 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 20, 2010

The proposal requests that the board prepare a report disclosing the business risk related to developments in the political, legislative, regulatory, and scientific landscape regarding climate change.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposal included in the company's 2008 proxy materials. We express no position on whether the proposal deals with substantially the same subject matter as the proposal included in the company's 2010 proxy materials. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 23, 2010

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs shareholder Proposal of
The National Center for Public Policy Research
Rule 14a-8

Dear Sir or Madam:

We are writing in response to the correspondence of Gregory K. Palm of the Goldman Sachs Group. Mr. Palm requests that your agency take no action if Goldman Sachs omits our shareholder Proposal from its 2011 proxy materials.

Mr. Palm first asserts that our Proposal relates to ordinary business operations.

We respectfully disagree. We specifically seek disclosure only of information consistent with the SEC's interpretive guidance of disclosure related to business or legal developments regarding climate change, which was issued on January 27, 2010.

It is our belief that the SEC has not concluded that implementing climate change-related disclosure is part of ordinary business operations. It seems to us that, if it did, the agency would not have issued the interpretive guidance.

Mr. Palm secondarily asserts that our Proposal "deals with substantially the same subject matter as other proposals."

We respectfully disagree.

501 Capitol Ct, NE, Washington, D.C. 20002
(202) 543-4110

1) The 2008 Proposal from Action Fund Management Mr. Palm references sought information about the *impact* of Goldman Sachs operations on the *environment.* We seek *no* information whatsoever on *any* environmental impacts. Rather, we seek the disclosure of information related to *risk* to *shareholders.*

2) The 2010 Proposal from the National Legal and Policy Center requested three things: a) enumeration of the data and studies used by Goldman Sachs to formulate its climate change policy in 2005; b) disclosure of Goldman Sachs' current view on the extent to which human activity is affecting the climate; c) an estimate of costs and benefits to Goldman Sachs of its climate policy in effect at that time.

We seek no information whatsoever regarding Goldman Sachs policies in 2005 (or in any past year); we seek no information whatsoever on Goldman Sachs' view on what impacts, if any, human beings have on climate; and we do not seek any information regarding the costs and benefits to Goldman Sachs of its own policies. We seek an assessment of the *risks to Goldman Sachs* posed by observable eternal events (*e.g.*, legislation, regulation and/or international accords).

Simply put, we seek risk disclosure to shareholders consistent with SEC guidance, nothing more.

Allow me to note in conclusion that our Proposal is not prescriptive regarding business decisions taken by Goldman Sachs and it does not advise Goldman Sachs on how to run its business.

We respectfully request that our Proposal be permitted to proceed.

Sincerely yours,

Amy Ridenour

Amy Ridenour
President

Cc: Mr. Gregory K. Palm
The Goldman Sachs Group, LLC

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-4762 | Fax: 646-446-0330

Gregory K. Palm
Executive Vice President
General Counsel

Goldman Sachs

December 20, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the National Center for Public Policy Research

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (together, the "2011 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the National Center for Public Policy Research. The full text of the Proposal and all other relevant correspondence with the proponent is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2011 Proxy Materials.

This letter, including Exhibits A, B and C, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

I. **The Proposal**

The resolution included in the Proposal reads as follows:

"Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. **Reasons for Omission**

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (i.e., disclosure of business risk) and (ii) Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as prior proposals that were included in the Company's 2008 and 2010 proxy statements, and which did not receive the support necessary for resubmission.

A. **The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., disclosure of business risk).**

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations – namely, disclosure of business risk. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017–18 (footnote omitted).

Prior to the issuance of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009), the Staff had established that proposals that seek an assessment of the potential risks or liabilities faced by a company as a result of developments related to climate change or the environment are excludable "under Rule 14a-8(i)(7) as relating to [the company's] ordinary business operations (i.e., evaluation of risk)." *Assurant, Inc.* (Mar. 17, 2009) (proposal requesting that the board prepare a report concerning the company's plans to address climate change excludable under Rule 14a-8(i)(7)); *see also OGE Energy Corp.* (Feb. 27, 2008) (proposal requesting that the board provide a report describing how the company was assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through other reporting mechanisms excludable under Rule 14a-8(i)(7)); *Centex Corp.* (May 14, 2007) (proposal that the board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change excludable under Rule 14a-8(i)(7)); *Wachovia Corp.* (Jan. 28, 2005) (proposal requesting that the board report to shareholders on the effect on the company's business strategy of the risks created by global climate change excludable under Rule 14a-8(i)(7)); *The Chubb Corporation* (Jan. 25, 2004) (proposal requesting the board to prepare a report providing comprehensive assessment of the company's strategies to address the impacts of climate change on its business excludable under Rule 14a-8(i)(7)).

In Staff Legal Bulletin No. 14E, the Staff stated that going forward, with respect to proposals that request risk-related reports, it will look to the subject matter of the report to determine "whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." We believe that under this standard, the Proposal, which requests a report on the *business risk to the Company*, and not a report on the environmental impact of the Company's operations, should clearly be excludable.

Following the issuance of Staff Legal Bulletin No. 14E, the Staff's basis for not permitting exclusion of an environment-related risk proposal has been that the particular proposal "focuses primarily on the environmental impacts of [the company's] operations." *See, e.g., Chesapeake Energy Corp.* (Apr. 13, 2010); *Ultra Petroleum Corp.* (Mar. 26, 2010); *EOG Resources, Inc.* (Feb. 3, 2010); *Cabot Oil & Gas Corp.* (Jan. 28, 2010); *PPG Industries, Inc.* (Jan. 15, 2010). Conversely, the Staff has permitted exclusion of an environment-related proposal where "the proposal addresses matters beyond the environmental impact of [the company's] decisions." *See JPMorgan Chase & Co.* (Mar. 12, 2010); *Bank of America Corp.* (Feb. 24, 2010). In this case, the Proposal exclusively addresses the disclosure of the business impact of climate change on the Company and does not address in any way the environmental impact of the Company's activities on climate change or the environment.

This analysis is consistent with the test set forth in Staff Legal Bulletin No. 14E because the subject matter of the disclosure requested, i.e., the business risk to the Company resulting from climate change, does not transcend "the day-to-day business matters of the company" — in fact, producing the desired report would entail a detailed analysis of the day-to-day operations of the Company to determine how its ordinary business operations, client base and revenue sources could be impacted by climate change. The underlying subject matter of the requested report — i.e., the Company's business risk relating to climate change — is simply not a significant policy issue. Rather, the Proposal attempts to solicit business risk disclosure of the type that the Commission's disclosure rules typically govern. The supporting statement to the Proposal makes clear that a goal of the Proposal is to "codify" the Commission's interpretative guidance on disclosure.

We believe that the Staff's analysis in *SunTrust Banks, Inc.* (Jan. 13, 2010) is illustrative in this regard. In *SunTrust Banks*, the Staff denied exclusion of an environment-related proposal requesting that the board prepare a "sustainability report describing strategies to address the environmental and social impacts *of* the company's business, including strategies to address climate change." (emphasis added). In reaching its decision, the Staff noted that the proposal focused primarily on climate change and sustainability and that the Staff was "unable to agree with [the company's] assertion that the proposal focuses on business and competitive issues." In the Company's case, there is no question that the Proposal focuses purely on business issues. The requested report is specifically relating to the "business risk" *to* the Company and does not relate to the environmental impact *of* the Company's business. Further, the supporting statement emphasizes the importance of "candid disclosure of business risks," states that "Goldman Sachs will be materially affected by developments involving climate change," and references "uncertainty to business plans," the effect on "business investments" and the need for shareholders to have "transparency and full disclosure to be able to fully evaluate the business risk." These are not matters of social policy, but rather the day-to-day operations of the Company.

We note in particular that both the resolution and the supporting statement included in the Proposal focus on the impact on the Company's business of legislation and regulation relating to climate change, and on cap-and-trade legislation specifically. The Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) where the proposals addressed the impact of particular legal or regulatory developments. *See, e.g., Yahoo!* (Apr. 5, 2007) (proposal relating to the effect of government regulation of the internet excludable under Rule 14a-8(i)(7)); *General Electric Co.* (Jan. 30, 2007) (proposal that the Staff describes as relating to "evaluating the impact of government regulation on the company" excludable under Rule 14a-8(i)(7)).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials.

B. The Proposal may be excluded under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as prior proposals.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter" as other proposals that have been previously included in a company's proxy materials at least two times within the preceding five calendar years, and which received less than 6% of the vote on its last submission to shareholders. The Commission has indicated that the requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. Rather, the proposals must deal with "substantially the same subject matter." *Exchange Act Release No. 34-20091, Amendments to Rule 14a-8 Relating to Proposals by Security Holders, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,417, at 86,205* (Aug. 16, 1983) (the "1983 Release"). In particular, the Commission has indicated that decisions to exclude a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by the "substantive concerns raised by a proposal rather than the specific language or actions proposed [by the proposal]." *Id.* at 86,205–06.

In applying this standard, the Staff has focused on the substantive concerns raised by the proposal as the essential consideration. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal shares similar social and policy issues with a prior proposal, even if it recommends that the company take different actions and uses different language. *See, e.g., Wells Fargo & Co. (Northstar)* (Feb. 11, 2009) (proposal requiring a report of the company's home preservation rates from 2003 to 2008 and requesting that the data therein should be disaggregated based on race was excludable because it dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company).

In *General Motors Corp.* (Apr. 4, 2002), the Staff permitted exclusion of a shareholder proposal recommending that the board publish annually a "Scientific Report on Global Warming/Cooling," which would include specific data such as temperature measurements, the effects of atmospheric gases, sun radiation, and carbon dioxide production and a costs and benefits analysis related to global warming and cooling, on the basis that it dealt with "substantially the same subject matter" as prior proposals that requested a report on the greenhouse gas emissions from the company's operations or from its products, including information related to actions taken by the company in respect of and the risks and liabilities related to reducing those emissions and damages associated with climate change. Similarly, in *General Electric Co.* (Jan. 29, 1999), the Staff permitted exclusion of a proposal requesting a report examining the feasibility of the company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of the reactors currently on the line, including, among other things, the environmental impacts from the company's participation in nuclear power because the proposal dealt with "substantially the same subject matter" as a prior proposal that requested that management assist in closing nuclear operations. In *General Electric Co.*, the Staff took particular note of the fact that "the proposals submitted to votes [previously], when viewed together with their supporting statements, appear to focus on decommissioning reactors and halting the company's promotion of nuclear power." *See also Abbott Laboratories* (Jan. 27, 2010) (proposal that the company include information on animal use in an annual report was excludable because it dealt with substantially the same subject matter as a previous proposal to commit to using non-animal testing); *Dow Chemical Co.* (Mar. 5, 2009) (proposal that the company report on expenditures relating to health and environmental consequences of a particular product was excludable because it dealt with substantially the same subject matter as previous proposals that requested a report on the extent to which Dow products may cause or exacerbate asthma).

The Proposal, similar to the precedent letters cited above, deals with "substantially the same subject matter" as two prior proposals that were included in the Company's proxy statements for the 2008 and 2010 Annual Meetings of Shareholders (the "2008 Proposal" and the "2010 Proposal," collectively the "Prior Proposals"), the vote for which fell short of the 6% required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

The Proposal generally requests that the board prepare a report disclosing the business risk related to political, legislative, regulatory and scientific developments regarding climate change. The 2010 Proposal (attached hereto as Exhibit B) requested that the board prepare a "global warming report", which may discuss, among other things, an estimate of costs and benefits to the Company of its climate policy. The 2008 Proposal (attached hereto as Exhibit C) was phrased as requiring a "Sustainability Report" that may include: 1) the Company's operating definition of sustainability; 2) a review of current Company policies, practices and projects related to social, environmental and economic sustainability; and 3) a summary of long-term plans to integrate sustainability objectives with the Company's operations.

Applying the standard for exclusion utilized by the Staff, the Proposal and the Prior Proposals (collectively, the "Submissions") when viewed together with their supporting statements, all appear to focus on the impact of environmental issues on the Company's business decisions and operations. While the Submissions are worded as requesting seemingly different corporate actions, they all request an analysis of the ways in which the Company's business is impacted by environment-related developments. The Proposal expressly asks that the board disclose the "business risks" to the Company from climate change. The 2010 Proposal mirrors this goal by asking for "costs and benefits" to the Company of its climate policy. Similarly, the 2008 Proposal asks for a review of Company policies, practices and projects that relate to social, environmental and economic sustainability.

While the 2008 Proposal does not solely reference environmental sustainability or climate change, its supporting statement makes clear that environment-related policies are the intended focus of the proposal. The supporting statement criticizes the Company's dealings in Tierra del Fuego, Chile, as being inconsistent with the Company's "Environmental Policy" and states that "shareholders expect that sustainable development projects . . . will benefit both shareholders and the environment as promised by company policy." Notably, the Submissions all quote and reference the Company's "Environmental Policy Framework" in their supporting statements. In fact, the supporting statement in the 2008 Proposal does not mention any aspect of sustainability other than the environment.

At the Company's Annual Meeting of Shareholders held on May 7, 2010, the 2010 Proposal received 11,083,048 votes in favor and 311,133,916 votes against. The votes "for" constituted approximately 3.56% of the votes cast in regard of the proposal. In determining this percentage of votes cast in favor of the proposal, the Company has disregarded abstentions and broker non-votes in accordance with the Commission's position on counting votes for purposes of Rule 14a-8(i)(12). *See Staff Legal Bulletin No. 14* (July 13, 2001). This vote fell short of the 6% required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials.

******

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,

Gregory K. Palm

Attachment

cc: Amy Ridenour, The National Center for Public Policy Research (w/attachment)

EXHIBIT A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

December 7, 2010

Mr. John F. Rogers
Secretary to the Board of Directors
Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in the Goldman Sachs Group Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research (the "Proponent") is the beneficial owner of 23 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Proponent intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me at 202-543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at 501 Capitol Court, NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Amy Ridenour

Amy Ridenour
President

Attachments: 1 - Shareholder Proposal
2 - Stock Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org

Climate Change Risk Disclosure

Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

Goldman Sachs will be materially affected by developments concerning climate change. The Company's Environmental Markets Group has $3 billion of investments in renewable energy, and the environmental policy framework says its commitment to "finding effective market-based solutions to address climate change" will be significantly affected by changes in climate science and the prospects for related government action.

Government action on climate change is based on the hypothesis that industrial activity, principally through the emission of greenhouse gases, are responsible for global warming.

The quality, integrity and accuracy of global warming science has been called into question:

- Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC).

- In 2010 the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Changes in the political landscape bring uncertainty to business plans based on government action on climate change.

- The transfer of the U.S. House of Representatives from Democrat to Republican control reduced the likelihood that any cap-and-trade legislation will be adopted by Congress.
- The failure to price carbon dioxide through federal cap-and-trade legislation has had a negative impact on the carbon trading market.
- According to Bloomberg, "Futures contracts in the U.S. Northeast's carbon market fell to their lowest level in six weeks after President Barack Obama backed away from the national cap-and-trade program he once sought."
- The Chicago Climate Exchange's decision to shut down its greenhouse gas trading program was attributed to the failure of Congress to enact climate-change legislation.

Economic and government fiscal considerations can affect business investments:

- Demand for renewable energy products is affected by government subsidies, but this source of funding can suddenly be reduced or eliminated. For instance, budget deficits in European countries resulted in subsidy cuts for wind and solar energy, creating uncertainty for investors.

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.



UBS Financial Services Inc.
1501 K Street NW, Ste 1100
Washington, DC 20005
Tel. 202-585-5335
Fax 202-585-5317
800-385-9989

Brian J. Morris
Financial Advisor, CFP®
Brian.Morris@ubs.com

www.ubs.com

December 7, 2010

Corporate Secretary
Goldman Sachs Inc.

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Sir or Madame,

UBS holds 23 shares of Goldman Sachs Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of a shareholder proposal submitted to Goldman Sachs Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by UBS have been beneficially owned by the National Center for Public Policy Research continuously for more than one year prior to the submission of its resolution. These shares were purchased on October 29, 2009 and UBS continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Brian J. Morris, CFP®
Financial Advisor

cc: David Almasi, National Center for Public Policy Research

EXHIBIT B

National Legal and Policy Center

"promoting ethics in public life"

fax cover sheet

TO: BEVERLY O'TOOLE
ASST. SECRETARY

FR: PETER FLAHERTY

Pages to follow 4 (not including this page)

MY EMAILS: pflaherty@nlpc.org

*** FISMA & OMB Memorandum M-07-16 ***

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090


National Legal and
Policy Center
"promoting ethics in public life"

December 7, 2009

Mr. John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street
30th Floor
New York, NY 10004

VIA FAX 212-428-9103

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 27 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Global Warming Science Report.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Global Warming Science Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Global Warming Science Report

Resolved: The shareholders request that the Board of Directors prepare by October 2010, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1) Specific scientific data and studies relied on to formulate Goldman Sachs' original climate policy in 2005, as well as data and studies relied on since that time.

2) Extent to which Goldman Sachs now believes human activity will significantly alter global climate.

3) Estimate of costs and benefits to Goldman Sachs of its climate policy.

Supporting Statement:

In 2005, Goldman Sachs established its "Environmental Policy Framework," which stated:

> "Goldman Sachs acknowledges the scientific consensus, led by the Intergovernmental Panel on Climate Change (IPPC), that climate change is a reality and that human activities are largely responsible for increasing concentrations of greenhouse gases in the earth's atmosphere."

IPPC, an organization of the United Nations, does not conduct its own scientific research but relies on the research of others, such as the Climatic Research Unit (CRU) of the University of East Anglia.

In late 2008, CRU became embroiled in the "Climategate" controversy, after hacked emails and documents were placed on the internet suggesting that CRU and/or collaborating scientists elsewhere:

1) Sought to exaggerate data supportive of global warming.

2) Sought to suppress data at odds with global warming, including the use of a "trick" to "hide the decline" in temperatures.

3) Sought to exclude scientists skeptical of global warming from peer-reviewed journals, so that their research could be dismissed because it is not peer-reviewed.

4) Exhibited a harsh and political prejudice toward skeptics, contrary to the spirit and ethics of scientific inquiry. CRU director Phil Jones characterized the death of a skeptic as "cheering news."

5) Destroyed original climate data on which some CRU findings were based.

Global warming is cited as a rationale for "cap and trade" legislation. A 2009 Heritage Foundation study estimated that the Waxman-Markey bill would destroy over 1.1 million jobs, hike electricity rates 90 percent, and reduce the U.S. gross domestic product by nearly $10 trillion over the next 25 years. How is this in the interests of Goldman Sachs shareholders?

In 2007, Goldman Sachs and others bought out the energy firm TXU. According to a TXU press release, the transaction resulted in the cancellation of 8 of 11 planned coal-fired power plants "preventing 56 million tons of annual carbon emissions." The buyout was "endorsed by Environmental Defense and Natural Resources Defense Council."

Thus, because of a policy based on unsettled science and pushed by outside pressure groups, millions of consumers will be denied the opportunity to buy more affordable electricity produced from an abundant domestic resource. How is this in our national interest, or in the interests of ordinary Americans?



National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917



November 17, 2009

Corporate Secretary
Goldman Sachs

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 27 shares of Goldman Sachs beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and exchange act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W596172-13NOV09

EXHIBIT C

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

BY FAX

October 23, 2007

Mr. John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Goldman Sachs Group, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (FEAOX) is the beneficial owner of approximately 372 shares of the Company's common stock, 223 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Goldman Sachs Common Stock

Attachment: Shareholder Proposal: Sustainability Report

Sustainability Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Sustainability Report. The report may include:

1. Goldman's operating definition of sustainability;
2. A review of current Goldman policies, practices and projects related to social, environmental and economic sustainability; and
3. A summary of long-term plans to integrate sustainability objectives with Goldman's operations.

Supporting Statement:

Goldman's past actions appear inconsistent with its own Environmental Policy, which states: "We can make a significant positive contribution to… sustainable forestry… through market-based solutions;" and "In pursuing [sustainability] we will not stray from our central business objective of creating long-term value for our shareholders…"

Goldman justified its much-touted 2004 donation of 680,000 acres of forest land in Tierra del Fuego, Chile to an environmental group by stating, "… the best way to maximize the value of the land was to purchase it for conservation." The facts indicate this is not so.

Prior to Goldman's intervention, the Chilean land was the site of a sustainable forestry plan regarded by experts as highly innovative, pro-environment, and unprecedented in both scale and promise. The land owner, U.S.-based Trillium Corporation, had rescued it from clear-cutting and was committed to preserving 70% of the land for conservation while generating revenues of up to $150 million/year in perpetuity by developing the remainder.

The project was nonetheless vigorously opposed by various "deep ecology" activist groups, who oppose even minimal development of natural resources. A 9-year long activist-forced delay and subsequent collapse of Trillium's lender made the lands vulnerable to takeover at a distressed debt auction. Goldman aggressively outbid Trillium for notes secured by the land.

Though Goldman initially represented to Trillium that it would permit the project to continue, Goldman sued Trillium and took the land in settlement. Upon advice from The Nature Conservancy, Goldman then donated the land to the Wildlife Conservation Society for the purpose of creating a nature preserve. Then-Goldman CEO Hank Paulson was chairman of the Nature Conservancy at that time. Paulson's son was a WCS official.

Colgate University researchers subsequently concluded that Goldman's donation to WCS was a less desirable outcome than Trillium's project since it deprived the world of a pioneering and much-needed example of large-scale sustainable development and because it would have considerably helped the depressed local economy. (*Geoforum*, July 2006).

The researchers said the Goldman/WCS nature preserve outcome was at least partially based on a faulty, if not false, rationale – long touted by anti-development opponents of Trillium's project – that ecotourism was a suitable sustainable development option for the land and surrounding communities. The researchers noted that claims about ecotourism as a sustainable development option are often used by environmental groups that are also vying for control of targeted lands.

Goldman shareholders expect that sustainable development projects involving the company will benefit both shareholders and the environment as promised by company policy. Goldman's Tierra del Fuego land transactions failed to accomplish either objective.